Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

[Dear Colleagues / INSERT CUSTOMARY GREETING],

This morning, Choice Hotels publicly announced a proposal to acquire Wyndham Hotels & Resorts to create a premier hotel franchising company. We have evaluated this transaction carefully and are confident that the combination of these two companies will create significant value and opportunities for our associates, franchisees, guests, and shareholders. You can read the press release, our latest letter to Wyndham and view other information here: www.CreateValueWithChoice.com.

By way of background, we have been engaging with Wyndham for nearly six months. During that time, Wyndham acknowledged the value opportunity this potential transaction represents. We were therefore surprised and disappointed that Wyndham decided to disengage. As a result, we decided to share our proposal publicly so Wyndham shareholders and other stakeholders can evaluate it for themselves.

At Choice, we are believers in a deliberate and focused execution of our long-term strategy to create superior value — and have taken thoughtful moves over time to create one of the leading and most successful lodging franchisors in the world. Our standalone strategy is clearly working, as evidenced by our outperformance over the last few years, including 40% growth in profitability since 2019. While we believe combining with Wyndham would create significant incremental value, the entire Choice Board and management team are confident in our ability to execute against our standalone strategy. Regardless of where we land on this proposed transaction, it’s clear that we have many avenues available to continue to further accelerate the transformative growth that all of you have played an integral role in driving.

That said, we are excited about the potential to join forces with Wyndham. Together, we would create a global network of hotels that meets the needs of the value-driven traveler across stay occasions and price points. Franchisees of both companies would benefit from lower operating costs and enhanced, predictable cash flows that would enable further investment and greater returns. As part of a larger, more diversified organization, associates of both Choice and Wyndham would have access to additional resources, including a larger marketing and reservation spend, and more opportunities for advancement and career growth. In short, we see numerous benefits for all our stakeholders and are excited about what the future may hold.

I want to emphasize that making our proposal public today is just the first step. While we are currently pursuing a transaction with Wyndham, the good news is that we are well-positioned with a history of success. We have a track record of completing and integrating acquisitions seamlessly with WoodSpring Suites and most recently our ongoing integration of Radisson Hotel Group Americas. I recognize the tremendous effort that went into – and continues to go into — the Radisson integration. It is remarkable how much we were able to accomplish in such a short timeframe thanks to your efforts. Rest assured, if we are able to successfully resume discussions with Wyndham, we believe we would have ample time to plan and prepare for an equally successful integration. I am confident that bringing our two companies together would be seamless, and we would take the time we need to get it right.

Importantly, this announcement does not impact our day-to-day operations or each of our individual responsibilities. It remains business as usual at Choice. Let’s all continue focusing on our business, our franchisees, and the hotels in our system, providing our hotel owners with the brands, options, and support they need to deliver high-quality, high-value lodging options to guests. We will keep you informed of relevant developments related to this proposal, as appropriate.

Should you receive any inquiries from the media, investors, or anyone unrelated to the company, please do not respond. Instead, please forward them to Noha Abdalla at noha.abdalla@choicehotels.com.

Exciting opportunities like this are possible because of your hard work and commitment to each other, our hotel owners, and guests. Thank you again for your continued hard work and dedication to our company.

Sincerely,

Patrick Pacious

Chief Executive Officer of Choice

Forward-Looking Statements

Information set forth herein includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “expect,” “estimate,” “believe,” “anticipate,” “should,” “will,” “forecast,” “plan,” “project,” “assume,” or similar words of futurity. All statements other than historical facts are forward-looking statements. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which, in turn, are based on information currently available to management. Such statements include, but are not limited to, the ultimate outcome of any possible transaction between Choice and Wyndham (including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described herein); uncertainties as to whether Wyndham will cooperate with Choice regarding the proposed transaction; Choice’s ability to consummate the proposed transaction with Wyndham; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Choice’s ability to finance the proposed transaction with Wyndham; Choice’s indebtedness, including the substantial indebtedness Choice expects to incur in connection with the proposed transaction with Wyndham and the need to generate sufficient cash flows to service and repay such debt; the possibility that Choice may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Wyndham’s operations with those of Choice, including the Choice loyalty program; the possibility that Choice may be unable to achieve the benefits of the proposed transaction for its franchisees, associates, investors and guests within the expected timeframes or at all, including that such integration may be more difficult, time-consuming or costly than expected; that operating costs and business disruption (without limitation, difficulties in maintaining relationships with associates, guests or franchisees) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; and that the retention of certain key employees may be difficult. Such statements may relate to projections of the company’s revenue, expenses, adjusted EBITDA, earnings, debt levels, ability to repay outstanding indebtedness, payment of dividends, repurchases of common stock and other financial and operational measures, including occupancy and open hotels, RevPAR, the company’s ability to benefit from any rebound in travel demand, and the company’s liquidity, among other matters. We caution you not to place undue reliance on any such forward-looking statements. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors.

These and other risk factors that may affect Choice’s operations are discussed in detail in the company’s filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and, as applicable, our Quarterly Reports on Form 10-Q. Choice undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Choice has made for a business combination transaction with Wyndham. In furtherance of this proposal and subject to future developments, Choice (and, if applicable, Wyndham) may file one or more registration statements, proxy statements, tender or exchange offers or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer document, prospectus or other document Choice and/or Wyndham may file with the SEC in connection with the proposed transaction.

Investors and security holders of Choice and Wyndham are urged to read the proxy statement(s), registration statement, tender or exchange offer document, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Choice and/or Wyndham, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Choice through the web site maintained by the SEC at www.sec.gov, and by visiting Choice’s investor relations site at www.investor.choicehotels.com.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Choice and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Choice’s executive officers and directors in the Annual Report on Form 10-K for the year ended December 31, 2022 filed by Choice with the SEC on March 1, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer documents or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and by visiting Choice’s investor relations site at www.investor.choicehotels.com.